                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               UNILAB CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    904763109
                                 (CUSIP Number)

                                 G. Houston Hall
                              GHS Management, Inc.
                         8235 Douglas Avenue, Suite 420
                               Dallas, Texas 75225
                                 (214) 696-2700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 29, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on following page(s)

                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP NO. 904763109                                            PAGE 2 OF 9 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GHS Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Texas

                          7       Sole Voting Power

  Number of                                1,202,400(1)
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,207,000(2)
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  1,202,400(1)
    With

                          10      Shared Dispositive Power
                                           1,207,000(2)

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,409,400(1)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                  6.9%

14       Type of Reporting Person*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------
  (1) Includes an aggregate of 516,800 shares of Common Stock held by Quasar International Partners C.V. through its investment in GHS Partners LDC.

  (2) Represents shares of Common Stock held for the account of Quantum Partners LDC which were acquired at the direction of GHS.

                                  SCHEDULE 13D

CUSIP NO. 904763109                                            PAGE 3 OF 9 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 G. Houston Hall

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power

  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,409,400(3)
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With

                          10      Shared Dispositive Power
                                           2,409,400(2)

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,409,400(2)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                  6.9%

14       Type of Reporting Person*

                 IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------
  (3) Mr. Hall shares voting and dispositive power with respect to an aggregate of 2,409,400 shares of Common Stock managed by GHS Management, Inc. for Falcon Fund, Ltd., GHS Partners LDC and an account of Quantum Partners LDC.

                                  SCHEDULE 13D

CUSIP NO. 904763109                                            PAGE 4 OF 9 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 James C. Smith

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power

  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,409,400(4)
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With

                          10      Shared Dispositive Power
                                           2,409,400(4)

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,409,400(3)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                  6.9%

14       Type of Reporting Person*

                 IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
  (4) Mr. Smith shares voting and dispositive power with respect to an aggregate of 2,409,400 shares of Common Stock managed by GHS Management, Inc. for Falcon Fund, Ltd., GHS Partners LDC and an account Quantum Partners LDC.

                                  SCHEDULE 13D

CUSIP NO. 904763109                                            PAGE 5 OF 9 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power

  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,723,800(5)
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With

                          10      Shared Dispositive Power
                                           1,723,800(5)

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,723,800(5)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                  4.94%

14       Type of Reporting Person*

                 IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
  (5) Represents shares of Common Stock held, directly or indirectly, for the accounts of Quasar International Partners C.V. and Quantum Partners LDC which were acquired at the direction of GHS Management, Inc. Soros Fund Management has the contractual authority to acquire voting and dispositive power of such shares of Common Stock.

                                                             Page 6 of 11 Pages

         This Amendment No. 3 to Schedule 13D relates to shares of the common stock (the "Common Stock") of Unilab Corporation (the "Issuer") and amends the initial statement on Schedule 13D filed on May 7, 1993 and all prior amendments thereto (collectively, the "Initial Statement"). The principal executive offices of the Issuer are located at 18448 Oxnard Street, Tarzana, CA 91356. This Amendment No. 3 represents Amendment No. 2 with respect to George Soros. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Initial Statement. The information set forth in the Initial Statement is hereby amended as set forth herein.

ITEM 2.  IDENTITY AND BACKGROUND.

         (ii) Updated information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) As of February 2, 1996, (i) each of GHS, Mr. Smith and Mr. Hall may be deemed to own beneficially 2,409,400 shares of Common Stock (representing approximately 6.9% of the outstanding Common Stock) and (ii) Mr. Soros may be deemed to own beneficially 1,723,800 shares of Common Stock held for the accounts of the SFM Clients (representing approximately 4.94% of the outstanding Common Stock). Mr. Soros expressly disclaims beneficial ownership of any shares of Common Stock not owned, directly or indirectly, by the SFM Clients.

                 (c) A schedule identifying all transactions in the shares of Common Stock effected for the accounts of GHS and Quantum Partners since December 8, 1995 (sixty days prior to the date hereof) is included as Annex B hereto and is incorporated by referance in response to this Item 5 (c).

                 (e) As a result of the transactions reflected in Item 5(c), George Soros no longer may be deemed the beneficial owner of more than five percent of the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 (a) Form of First Amended and Restated Limited Partnership Agreement of Falcon Fund, Ltd. dated as of June 30, 1991 (filed as Exhibit A to Amendment No. 1 and incorporated by reference herein).

                 (b) Joint Filing Agreement dated November 30, 1993 among GHS and Messrs. Soros, Hall and Smith (filed as Exhibit B to Amendment No. 1 and incorporated by reference herein).

                 (c) Power of Attorney dated October 27, 1994 executed by George Soros appointing Sean C. Warren attorney-in-fact.

                                                            Page 7 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 1995                      GHS MANAGEMENT, INC.

                                            By: /s/ James F. Gallivan
                                                ----------------------------
                                                James F. Gallivan



Date: February 7, 1995                      /s/ G. Houston Hall
                                            --------------------------------
                                            G. Houston Hall



Date: February 7, 1995                      /s/ James C. Smith
                                            --------------------------------
                                            James C. Smith



Date: February 7, 1995                      GEORGE SOROS
                                            By: /s/ Sean C. Warren
                                                ----------------------------
                                                Sean C. Warren, Attorney-in-Fact

                                                            Page 8 of 11 Pages

                                     ANNEX A

         The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                            Scott K. H. Bessent
                            Walter Burlock
                            Stanley Druckenmiller
                            Jeffrey L. Feinberg
                            Arminio Fraga
                            Gary Gladstein
                            Robert K. Jermain
                            David N. Kowitz
                            Elizabeth Larson
                            Alexander C. McAree
                            Paul McNulty
                            Gabriel S. Nechamkin
                            Steven Okin
                            Dale Precoda
                            Lief D. Rosenblatt
                            Mark D. Sonnino
                            Filiberto H. Verticelli
                            Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                            Page 9 of 11 Pages




                                    ANNEX B
                      RECENT TRANSACTIONS IN COMMON STOCK
                                       OF
                               UNILAB CORPORATION

For the Account of   Date of Transaction   Nature of Transaction   Number of Shares   Price per Share($)
------------------   -------------------   ---------------------   ----------------   ------------------

GHS                        1/26/96                 Sale                  347,000           $2.521
                           1/29/96                 Sale                  400,000           $2.375
                           2/01/96                 Sale                   50,000           $2.265
                           2/02/96                 Sale                   11,000           $2.260

Quantum Partners           2/01/96                 Sale                  150,000           $2.265
LDC                        2/02/96                 Sale                   34,000           $2.260

========================================================================================================

                                                            Page 10 of 11 Pages


                               INDEX OF EXHIBITS

EXHIBIT                                                                  PAGE
-------                                                                  ----

   A         Power of Attorney dated October 27, 1994 granted by
             Mr. George Soros in favor of Mr. Sean Warren.                11